                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                Form 20-F           Form 40-F    X
                         ______               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                          Yes            No   X
                              _____         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______





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                                 DOCUMENTS INDEX
                                 ---------------

Documents Description
---------------------


-------------------------------------------------------------------------------
1.      Press release dated November 13, 2006: AEterna Zentaris
        Reports 2006 Third Quarter Results
-------------------------------------------------------------------------------




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                                                        [AETERNA ZENTARIS LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com






                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS REPORTS 2006 THIRD QUARTER RESULTS


QUARTER MARKED BY SIGNIFICANT ADVANCEMENTS WITH LHRH ANTAGONIST PLATFORM

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, NOVEMBER 13, 2006 -AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today reported financial and operating results for the third quarter ended September 30, 2006.

"The third quarter was marked by significant progress with the clinical development of our luteinizing hormone-releasing hormone (LHRH) antagonist compound, ozarelix, for which we disclosed positive Phase 2 results in both prostate cancer and benign prostatic hyperplasia," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer. "These very encouraging results enable us to pursue ozarelix's clinical development in both indications, moving forward with an ongoing Phase 2b trial in prostate cancer as well as the potential to initiate a late-stage program in benign prostatic hyperplasia in 2007. Furthermore, we granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. Additionally, we launched the first LHRH antagonist to enter the Japanese market, Cetrotide(R) (cetrorelix) for in vitro fertilization with our Japanese partners. We are pleased with these significant achievements as they clearly represent our commitment to aggressively move our product candidates through the pipeline and bring our lead compounds even closer to market."

KEY DEVELOPMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006

     o POSITIVE PHASE 2 RESULTS FOR OZARELIX IN PROSTATE CANCER - The study achieved its primary end-point of defining a tolerable dosage regimen of ozarelix that would ensure continuous suppression of testosterone at castration level (< 0.5 ng/ml) for a three-month test period. The detailed results from the study will be presented at the upcoming SIU (SOCIETE INTERNATIONALE D'UROLOGIE) meeting in Cape Town, South Africa, on November 13, 2006.

     o    POSITIVE PHASE 2 RESULTS FOR OZARELIX IN BENIGN PROSTATIC HYPERPLASIA
          (BPH) - With highly statistically significant positive data, the study achieved its primary efficacy end-point of improving clinical symptoms of BPH, at week 12, as measured by significant changes in the International Prostate Symptom Score (I-PSS), the standard method of assessing BPH symptoms.


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                                                        [AETERNA ZENTARIS LOGO]


     o PARTNERSHIP FOR OZARELIX IN JAPAN - AEterna Zentaris granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan.

     O    CETROTIDE(R)(CETRORELIX) LAUNCHED IN JAPAN FOR IN VITRO FERTILIZATION
          - Cetrotide(R)(cetrorelix), the first LHRH antagonist to enter the Japanese market, has been launched in Japan for IN VITRO fertilization. Cetrotide(R)(cetrorelix) is being manufactured and marketed in Japan by partners Nippon Kayaku Co., Ltd. and Shionogi & Co., Ltd.

FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006

Consolidated revenues for the quarter ended September 30, 2006 totalled $83.9 million compared to $52.9 million for the same period in 2005.

Consolidated R&D expenses, net of tax credits and grants (R&D) remained steady during the third quarter at $6.2 million compared to $6.1 million for the same period in 2005.

Consolidated selling, general and administrative (SG&A) expenses increased to $15.1 million for the quarter ended September 30, 2006 compared to $9.8 million for the same period in 2005.

Consolidated net loss for the quarter ended September 30, 2006 was $6.5 million or $0.12 per basic and diluted share, compared to $3.8 million or $0.08 per basic and diluted share for the same period in 2005. The increase is mainly attributable to increased non-recurring corporate expenses and future income tax expense, partly offset by the increased contribution of Atrium.

Cash, cash equivalents and short-term investments reached $45.8 million for the quarter ended September 30, 2006 compared to $52.7 million as of December 31, 2005. More than $25 million was dedicated to the Company's Biopharmaceutical segment as of September 30, 2006. Taking into account the sale of 24% of AEterna Zentaris' ownership interest in Atrium that occurred on October 18, 2006, AEterna Zentaris' pro-forma cash and short-term position dedicated to its Biopharmaceutical segment reached $71 million, compared to $34.8 million as of December 31, 2005.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, commented, "With a strong balance sheet, a controlled burn rate and a clear development strategy, we are well positioned to execute our business plan."

DEVELOPMENTS SUBSEQUENT TO QUARTER END

     O CLOSING OF SECONDARY OFFERING OF AETERNA ZENTARIS' 3,485,000 SUBORDINATE VOTING SHARES OF ATRIUM BIOTECHNOLOGIES INC., AT A PRICE OF CDN$15.80 PER SHARE - In early January 2007, AEterna Zentaris intends, subject to receiving regulatory and other approvals, to distribute all of its remaining 11,052,996 subordinate voting shares of Atrium to its shareholders.

Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris concluded, "Over the past few months, we have successfully achieved major milestones. We now look forward to continuing this great momentum for the remainder of the year and emerge in early 2007 as a late-stage pure play biopharmaceutical company, in an effort to further unlock value to our shareholders."


                                                                             2

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                                                        [AETERNA ZENTARIS LOGO]


Management will be hosting a conference call for the investment community beginning at 10:30 a.m. Eastern Time today, Monday, November 13, to discuss 2006 third quarter financial and operating results, followed by a question and answer session.

To participate in the live conference call by telephone, please dial 416-644-3415, 514-807-8791 or 800-814-4857. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS                               INVESTOR RELATIONS
Paul Burroughs                                Jenene Thomas
(418) 652-8525 ext. 406                       (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com            jenene.thomas@aeternazentaris.com


ATTACHMENT: Financial summary


                                                                            3

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                                                        [AETERNA ZENTARIS LOGO]


(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)


                                                                   QUARTERS ENDED                 NINE MONTHS ENDED
CONSOLIDATED RESULTS                                                SEPTEMBER 30,                     SEPTEMBER 30,
UNAUDITED                                                       2006             2005             2006             2005
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                              $                $                $                 $
REVENUES                                                        83,893           52,879          251,760           174,888
----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES

Cost of sales                                                   55,664           34,073          165,479           109,800
Selling, general and administrative                             15,125            9,836           44,209            29,785
R&D costs, net of tax credits and grants                         6,194            6,147           20,475            18,692
Depreciation and amortization                                    2,517            1,837            7,376             5,666
----------------------------------------------------------------------------------------------------------------------------
                                                                79,500           51,893          237,539           163,943
----------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                         4,393              986           14,221            10,945

Interest income                                                    539              339            1,414             1,071
Interest expense                                                (1,971)          (2,241)          (7,198)           (7,067)
Foreign exchange gain (loss)                                       109             (404)              26              (351)
----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS                       3,070           (1,320)           8,463             4,598

Current income taxes                                            (2,010)            (251)          (6,401)           (4,503)
Future income taxes                                             (4,244)            (753)          (2,425)           (1,915)
Gain (loss) on dilution of investments                              (5)             109             (140)           16,502
Non-controlling interest                                        (3,316)          (1,544)         (10,144)           (5,047)
----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                              (6,505)          (3,759)         (10,647)            9,635
----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) PER SHARE
     Basic                                                       (0.12)           (0.08)           (0.21)             0.21
----------------------------------------------------------------------------------------------------------------------------
     Diluted                                                     (0.12)           (0.08)           (0.21)             0.20
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic                                                  52,692,065       46,139,814       51,900,754        46,139,814
     Diluted                                                53,040,488       46,397,156       52,390,209        46,459,000
Issued and outstanding shares                                                                 53,160,970        46,139,814


                                                                             4

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                                                        [AETERNA ZENTARIS LOGO]



BIOPHARMACEUTICAL SEGMENT - SELECTED FINANCIAL INFORMATION
(IN THOUSANDS OF US DOLLARS)

                                                            QUARTERS ENDED                    NINE MONTHS ENDED
 UNAUDITED                                                   SEPTEMBER 30,                      SEPTEMBER 30,
                                                     2006                   2005         2006                   2005
 -------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------
                                                       $                      $            $                      $
 REVENUES
     Sales and royalties                             8,419                   5,462      20,222                  17,741
     License fees                                    2,211                   3,562       8,539                  15,190
 -------------------------------------------------------------------------------------------------------------------------
                                                    10,630                   9,024      28,761                  32,931
 -------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------

 COST OF SALES                                       3,992                   1,941       8,037                   6,110
 SELLING AND ADMINISTRATIVE                          4,540                   3,840      12,900                  11,125
 R&D EXPENSE, NET OF TAX CREDITS AND GRANTS          6,181                   6,067      20,247                  18,498
 DEPRECIATION AND AMORTIZATION                       1,673                   1,536       4,889                   4,794
 -------------------------------------------------------------------------------------------------------------------------
                                                    16,386                  13,384      46,073                  40,527
 -------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------

 LOSS FROM OPERATIONS                               (5,756)                 (4,360)    (17,312)                 (7,596)
 -------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------

 CASH FLOWS USED BY OPERATING ACTIVITIES            (1,711)                 (3,814)     (8,753)                 (3,567)
 -------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------




CONSOLIDATED BALANCE SHEET                                                        AS AT                  As at
                                                                              SEPTEMBER 30,           December 31,
UNAUDITED                                                                         2006                   2005
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                                    $                     $
Cash and short-term investments                                                   45,753                52,705
Other current assets                                                             111,634               110,971
                                                                            ----------------------------------------------
                                                                                 157,387               163,676
Long-term assets                                                                 274,253               263,835
                                                                            ----------------------------------------------
Total assets                                                                     431,640               427,511
                                                                            ----------------------------------------------
                                                                            ----------------------------------------------

Current liabilities                                                               63,450                64,174
Long-term debt                                                                    99,144               135,743
Other long-term liabilities                                                       54,367                53,532
Non-controlling interest                                                          77,938                64,531
                                                                            ----------------------------------------------
                                                                                 294,899               317,980
Shareholders' equity                                                             136,741               109,531
                                                                            ----------------------------------------------
Total liabilities and shareholders' equity                                       431,640               427,511
                                                                            ----------------------------------------------
                                                                            ----------------------------------------------


                                                                             5



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                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               AETERNA ZENTARIS INC.


Date: November 14, 2005        By:  /s/Mario Paradis
------------------------            -------------------------------------------
                                    Mario Paradis

                                    Vice President, Finance, Administration and
                                    Corporate Secretary